UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53960E 106

(CUSIP Number)

November 19, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53960E 106

1	Names of Reporting Persons Live Oak Ventures, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,757,694
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,757,694

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,757,694
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10.1%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 86,299,495 shares of common stock of Local Bounti Corporation (the “Issuer”) outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 24, 2021.

SCHEDULE 13G

CUSIP No.	53960E 106

1	Names of Reporting Persons Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,431,653
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,431,653

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,431,653
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.8%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 86,299,495 shares of common stock of the Issuer outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 24, 2021.

SCHEDULE 13G

CUSIP No.	53960E 106

1	Names of Reporting Persons Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 615,826
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 615,826

9	Aggregate Amount Beneficially Owned by Each Reporting Person 615,826
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.7%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 86,299,495 shares of common stock of the Issuer outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 24, 2021.

SCHEDULE 13G

CUSIP No.	53960E 106

1	Names of Reporting Persons Charles R. Schwab
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,805,173 (1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,805,173 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,805,173
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.7%(2)
12	Type of Reporting Person (See Instructions) IN

(1)

Includes: (i) 8,757,694 shares of common stock of the Issuer (the “Common Stock”) held by Live Oak Ventures, LLC (“Live Oak”), of which Mr. Schwab is the sole Director and has sole voting and dispositive power over the Common Stock held by Live Oak, (ii) 2,431,653 shares of Common Stock held by Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (“Trust I”), of which Mr. Schwab and his spouse Helen O. Schwab are trustees, and Mr. Schwab has shared voting and dispositive power over the Common Stock held by Trust I, and (iii) 615,826 shares of Common Stock held by Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (“Trust II”), of which Mr. Schwab is the trustee, and Mr. Schwab has sole voting and dispositive power over the Common Stock held by Trust II.

(2)

Based on 86,299,495 shares of Common Stock outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 24, 2021.

Item 1.

(a)	Name of Issuer: Local Bounti Corporation

(b)	Address of Issuer’s Principal Executive Offices: 490 Foley Lane, Hamilton, MT 59840

Item 2.

(a)	Name of Person Filing:

Live Oak Ventures, LLC

Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

(b)	Address of Principal Business Office or, if None, Residence: c/o Local Bounti Corporation, 490 Foley Lane, Hamilton, MT 59840

(c)	Citizenship:

Live Oak Ventures, LLC – Delaware

Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 – Florida

Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 – Florida

(d)	Title and Class of Securities: Common Stock, par value $0.0001

(e)	CUSIP No.: 53960E 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4.	Ownership

The information relating to the beneficial ownership of Common Stock which the Reporting Persons may be deemed to beneficially own set forth in Items 5-11 on the preceding pages of this Schedule 13G is incorporated herein by reference.

Live Oak, Trust I and Trust II collectively hold, as of November 19, 2021, 11,805,173 shares of Common Stock, which represents approximately 13.7% of the Issuer’s outstanding Common Stock, based on 86,299,495 issued and outstanding shares of Common Stock of the Issuer as of November 19, 2021, as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on November 24, 2021.

The aggregate amount includes: (i) 8,757,694 shares of Common Stock held by Live Oak , of which Mr. Schwab is the Sole Director and has sole voting and dispositive power over Common Stock held by Live Oak, (ii) 2,431,653 shares of Common Stock held by Trust I, of which Mr. Schwab and his spouse Helen O. Schwab are trustees, and Mr. Schwab has shared voting and power over Common Stock held by Trust I, and (iii) 615,826 shares of Common Stock held by Trust II, of which Mr. Schwab is the trustee, and Mr. Schwab has sole voting and dispositive power over Common Stock held by Trust II.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Date: November 30, 2021

Live Oak Ventures, LLC

By:	/s/ Charles R. Schwab
Name: Charles R. Schwab
Title: Sole Director

Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

By:	/s/ Charles R. Schwab
Name: Charles R. Schwab
Title: Trustee

Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

By:	/s/ Charles R. Schwab
Name: Charles R. Schwab
Title: Trustee

By:	/s/ Charles R. Schwab
Charles R. Schwab